SCHEDULED INCREASE OPTION RIDER

This Rider is made a part of the policy to which it is attached. Except where this Rider provides otherwise, it is subject to all conditions of the policy.

BENEFITS - This Rider provides annual increases to the Stated Amount of the policy on each Policy Anniversary. The amount of the annual increase will be equal to the initial Stated Amount multiplied by the Scheduled Increase Rate shown in the Rider information section of the Policy Summary. This rate cannot be changed.

MAXIMUM SUM OF INCREASES - The Maximum Sum of Increases is shown in the Rider information section of the Policy Summary. Once this Maximum is reached, no further increases will be allowed.

CHARGE - This Rider is issued in consideration of the application(s) for it. The charge for each increase provided by this Rider will be deducted under the same conditions as the charge for the policy. The charge will be based on each Insured's issue age, rate class as of the policy Issue Date, and duration.

ISSUE DATE - The Issue Date of this Rider is the same as that of the policy, unless otherwise indicated in the Rider information section of the Policy Summary.

CONTEST - When applied to this Rider, this provision will be measured from the Issue Date of this Rider.

TERMINATION - This Rider will terminate on the earliest of:

a. the date on which the Cash Surrender Value would not be enough to pay charges due for the policy or this Rider (subject to the Grace Period provision of the policy); or

b. the Deduction Day following Your request, In Writing, for termination of this Rider; or

c.   policy termination or maturity; or

d.   the effective date of a requested Stated Amount decrease; or

e.   the effective date of a partial surrender; or

f.   Your rejection of an increase under this Rider; or

g.   the date on which the Maximum Sum of Increases is reached; or

h. the Expiry Date of this Rider as shown in the Rider information section of the Policy Summary.